UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 21, 2020

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In the Matter of

Sherritt International Corporation
Bay Adelaide Center East Tower
22 Adelaide St. West, Suite 4220
Toronto, ON M5H 3E4

ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED

File No: 022-29084 and -01 to -05; -07
          to -18

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       Sherritt International Corporation filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

       It is ORDERED that the application shall become effective and the indenture qualified at 4:30 p.m. Eastern Time August 21, 2020.

       Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

W. Bradshaw Skinner
Office Chief